Form 52-109F1R

Certification of Re-Filed Annual Filings

This certificate is being filed on the same date that CIBT Education Group Inc. (the “issuer”) has refiled the issuer’s Management’s Discussion & Analysis (“MD&A”).

I, Dennis Huang, Chief Financial Officer of CIBT Education Group Inc., certify the following:

1.
Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of the issuer for the financial year ended August 31, 2011.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO’s Internal Control – Integrated Framework.

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its annual MD&A for each material weakness relating to design existing at the financial year end.

In its assessment of the effectiveness in internal control over financial reporting as of August 31, 2011, the Company determined that there were control deficiencies that constituted material weaknesses, as described below:

●
In the process of documenting and improving our controls over financial reporting in the last three years, management has identified certain material weaknesses that existed in the design or operation of the Company’s internal control over financial reporting including ineffective control over the financing reporting of recently acquired subsidiaries; insufficient staffing in accounting and finance in business segments; and ineffective controls related to the period-end financial reporting process that impacts management’s ability to oversee the preparation of the consolidated financial statements

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of August 31, 2011.

The Company is in the process of developing and implementing a remediation plan to address the material weaknesses as described above. The Company has taken the following actions to improve internal controls over financial reporting:

●
During the remaining period through the year ended August 31, 2012, we will enhance our risk assessment, internal control design and documentation and develop a plan for testing in accordance with COSO standards; and

●	Develop and implement other procedures in the internal control function.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the three month period ended August 31, 2011. As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the unaudited interim consolidated financial statements for the three months ended August 31, 2011 fairly present in all material respects and financial position and results of operations for the Company in conformity with generally accepted accounting principles.

5.3	N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have

(a)
evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	for each material weakness relating to operation existing at the financial year end

(A)	a description of the material weakness;

(B)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(C)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

7.
Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2011 and ended on August 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.
Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: December 14, 2011

CIBT Education Group Inc.

Per:      Signed by “Dennis Huang”
Dennis Huang
Chief Financial Officer

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